

07026785

12g3-2(b)

6 September 2007

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Linda Mailey

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales



INVESTMENT MANAGERS

Trinity Mirror PLc
The Company Secretary
One Canada Square
Canary Wharf
London
E14 5AP

5 September 2007
Your ref :   COMPANY SECRETARY



Direc: telephone number   020 7003 2637
Contact :   Terry Marsh

Dear Sirs,

NOTIFICATION OF INTEREST(S) IN SHARES

TRINITY PLC

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group Companies who are deemed to have an interest in these shares.

The identity of each registered holder of the shares to which this notice relates, so far as is known to AXA Investment Managers UK Ltd, as at 04/09/07, is as per the attached Appendix.

Yours Faithfully,

OSSM Workflow Manager

OSSM Workflow Manager

AXA Investment Managers Limited, 7 Newgate Street, London EC1A 7NX, United Kingdom
Tel: +44 (0)20 7003 1000 Fax: +44 (0)20 7575 8585 Website: www.axa-im.com
Registered in England no 3886111. Registered office as above.

TR-1	Notification of a Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	TRINITY PLC

2. Reason for Notification		
An acquisition or disposal of voting rights		X
An acquisition or disposal of financial instruments which may result in the aquisition of shares already issued to which voting rights are attached.		
An event changing the breakdown of voting rights		
Other: Please Specify		

3. Full name of person(s) subject to the notification obligation	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.	
5.Date of the transaction and date in which threshold is crossed or breached	04/09/2007
6.Date on which issuer notified	05/09/2007
7. Threshold(s) that is/are crossed or reached:	17 %.
8. Notified details:	

A: Voting rights attached to shares

Class or Type of shares	Situation Previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
0903994	50,004,111	50,004,111	4,601,757	4,601,757	45,216,703	1.57	15.42

B: Financial Instruments

Resulting situation after triggering transaction

Type of Financial Instrument	Expiration date	Exercise / conversion period / date	Number of voting rights that may be acquired if the instrument is exercised / converted	% of voting rights

Total A + B	
Number of Voting Rights	% of voting rights
49,818,460	16.99%

Proxy Voting

10. Name of proxy holder:	
11. Number of Voting rights Proxy Holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13.Additional Information:	
14. Contact Name	Terry Marsh
15. Contact telephone number	020 7003 2637

9. Chain

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Ireland Pension Fund	3,281	0.00112
Indirect		
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)	200,000	0.06821
Direct		
AXA Rosenberg	328,000	0.11186
Direct		
Sun Life Unit Assurance Ltd A/c X	325,000	0.11084
Direct		
Sun Life Unit Assurance Ltd A/c X	105,000	0.03581
Direct		
AXA UK Investment Co ICVC Global Growth Fund	6,047	0.00206
Indirect		
PPP Healthcare Group plc	15,474	0.00528
Direct		
Sun Life Pensions Management Ltd A/c	500,000	0.17052
Direct		
Sun Life Assurance Society Plc	100,000	0.03410
Direct		
AXA Rosenberg	245,000	0.08355
Direct		
AXA Insurance UK	147,300	0.05023
Direct		
AXA UK Group Pension Scheme	9,000	0.00307
Indirect		
AXA Financial, Inc	32,917,985	11.22605
Indirect		
AXA Colonia Konzern	21,518	0.00734
Indirect		
Sun Life International (IOM) Ltd	300,000	0.10231
Direct		
AXA France	4,795	0.00164

Indirect		
AXA Rosenberg	11,893,121	4.05592
Indirect		
AXA Financial, Inc *	360,956	0.12310
Indirect		
Sun Life Unit Assurance Ltd LTAV UK Equity	71,235	0.02429
Direct		
Sun Life Unit Assurance Ltd ABL High Alpha	197,700	0.06742
Direct		
Sun Life Unit Assurance Ltd FTSE All Share Tracker	52,748	0.01799
Direct		
Sun Life Pensions Management LTAV UK Equity	344,813	0.11759
Direct		
Sun Life Pensions Management ABL High Alpha	1,106,900	0.37749
Direct		
Sun Life Pensions Management FTSE All Share Tracker	262,809	0.08963
Direct		
AXA Winterthur	76,525	0.02610
Direct		
ASL With Profit Transition Fund	217,753	0.07426
Direct		
SLAS With Profit Transition	5,500	0.00188
Direct		
Total Direct	4,601,757	1.56934
Total Indirect	45,216,703	15.42029
TOTAL	49,818,460	16.98963

Last Refreshed At
12:02 Thu, Sep 6 2007
UK Time

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Company
Trinity Mirror PLC

Headline
Holding(s) in Company

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Last Update
12:02 6 Sep 07

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Full Announcement Text

The Company has today received notification from AXA Investment Managers UK Ltd, on behalf of AXA S.A. and its group of companies, that they have an interest in Trinity Mirror plc Ordinary Shares of 49,818,460 (previously 50,007,781), representing 16.99% of the issued share capital divided as 4,601,757 direct(1.57%) and 45,216,703 indirect (15.42%).

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